Exhibit 3.11

CERTIFICATE OF CORRECTION
OF
BIOELECTRONICS CORPORATION

BioElectronics Corporation, a Maryland corporation having its principal office at 4539 Metropolitan Court, Frederick; Maryland 21704 (the "Corporation"), hereby certifies that:

FIRST: This Certificate of Correction corrects typographical errors contained in Articles of Amendment (the "Articles of Amendment").

SECOND: The name of the single party to the Articles of Amendment is BioElectronics, Inc.

THIRD: The Articles of Amendment were filed for record with the State Department of Assessments and Taxation of Maryland on April 6, 2004.

FOURTH: As previously filed, Article 3 of the Articles of Amendment states:

"A. Article SIXTH is amended as follows: (i) the total number of shares of Common Stock which the Corporation shall have authority to issue is increased from 50,000,000 shares to 200,000,000 shares and (ii) the par value of the Common Stock is changed from $1.00 per share to $.001 per share.

B. A new Article TWELVETH is added as follows:

TWELVETH: The Board of Directors of the Corporation, upon the approval of the majority of the entire Board of Directors and without action by the stockholders of the Corporation, shall have the power to amend the Articles of Incorporation of the Corporation to increase or decrease the aggregate number of shares of capital stock that the Corporation has authority to issue or the number of shares of stock that the Corporation has authority to issue."

FIFTH: Article 3 of the Articles of Amendment is hereby corrected to state:

"A. Article SIXTH is amended as follows: (i) the total number of shares of Common Stock that the Corporation shall have authority to issue is increased from 1,000 shares to 200,000,000 shares, which represents the shares of stock of all classes that the Corporation has authority to issue, and (ii) the par value of the Common Stock is changed from $1.00 per share to $.001 per share, such that the aggregate par value of all the shares of all classes of capital stock is $200,000.

B. A new Article THIRTEENTH is added as follows:

THIRTEENTH: The Board of Directors of the Corporation, upon the approval of the majority of the entire Board of Directors and without action by the stockholders of the Corporation, shall have the power to amend the Articles of Incorporation of the Corporation to increase or decrease the aggregate number of shares of capital stock that the Corporation has authority to issue or the number of shares of stock that the Corporation has authority to issue."

EIGHTH: This Certificate of Correction does not:

(a) alter the wording of any resolution which was adopted by the Board of Directors or the stockholders of a party to the Articles; or

(b) make any other change or amendment which would not have complied in all respects with the requirements of the Maryland General Corporation Law at the time the Articles were filed; or

(c) change the effective date of the Articles of Amendment; or

(d) affect any right or liability accrued or incurred before its filing, except that any right or liability accrued or incurred by reason of the error or defect being corrected shall be extinguished by this filing if the person having the right has not detrimentally relied on the original document.

IN WITNESS WHEREOF, BioElectronics Corporation has caused this Certificate of Correction to be signed and acknowledged in its name and on its behalf by its President and witnessed and attested by its Secretary on this 16th day of November, 2006, and such persons acknowledged the same to be the act of said corporation, and that to the best of their knowledge, information and belief, all matters and facts stated herein are true in all material respects and that this statement is made under the penalties of perjury.

ATTEST:	BIOELECTRONICS CORPORATION

/s/ Lawrence H. Rosen	/s/ Andrew J. Whelan (SEAL)
Lawrence H. Rosen, Secretary	Andrew J. Whelan, President